September 15, 2005

Room 4561

Fezi Khaleghi Yazdi
Chief Executive Officer
Triple P N.V.
Ir. D.S. Tuynmanweg 10
4131 PM Vianen,
The Netherlands

Re:	Triple P N.V.
	Form 20-F for Fiscal Year Ended December 31, 2004
	File No. 000-27346

Dear Mr. Yazdi:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis, Page 8

1. We note your master-agreement with the Department of Justice in the Netherlands which generated approximately 28.5% of total revenues in 2004. Your disclosure on pages 4 and F-11 indicate that this agreement expired and has been temporarily extended until July 1, 2005. Tell us whether or not this agreement has since been renewed and if not tell us how the expiration of this agreement or portions thereof will impact operations. If this agreement was not renewed, how do you plan to replace this revenue stream? Tell us what consideration you have given to discussing this agreement and the impact of its expiration on your operations, financial position and liquidity in MD&A.


Financial Statements

Consolidated Statements of Operations, page F-4

2. We note that you do not separately report sales and cost of sales for sales of products and services. Explain to us why you believe this presentation complies with the requirements of Rules 5-
03(b)(1)
and 5-03(b)(2) of Regulation S-X.

Note 2 Summary of Significant Accounting Policies - Revenue
Recognition, Page F-12

3. For the systems arrangements where you do not provide installation or installation is inconsequential, your disclosure indicates that one of the revenue recognition criteria is that title has transferred from the third party. To help us understand your accounting tin this area, provide the following supplemental information:

* Tell us when the title typically transfers from the third party and to whom it transfers;

* Explain how the parties involved with, and the timing of, title transfer impacts your pattern of revenue recognition, and;

* Tell us whether you are reporting sales of third party hardware
and
software on a gross or net basis.  Provide an analysis of EITF 99-
19
that supports your presentation.

4. For the systems arrangements where you provide installation and installation is not deemed inconsequential, your disclosure indicates that you defer revenue until all obligations are fulfilled. Tell us how you determined that deferral of revenue is appropriate. Tell us how you have applied the guidance of paragraphs 63-71 of SOP 97-2 to these arrangements. As part of your response, tell us whether you have concluded that installation services are essential to the functionality of other elements. Explain the basis for your conclusion.

5. The disclosure regarding of multiple element arrangements appearing under this note indicates, in part, that you allocate revenue to each element based on its relative fair value, provided that such element meets the criteria for treatment as a separate unit of accounting. The disclosure also indicates that, in the absence of fair value for undelivered items, the arrangement is accounted for as a single unit of accounting, resulting in a delay of revenue recognition for all elements until all systems and services are delivered. To help us understand your accounting in this area, tell us the following:

* For the specific elements included in your multiple element arrangements, explain how you determine whether service elements qualify for accounting as separate elements;

* Explain whether there are circumstances or conditions, other than the lack of fair value for undelivered elements, which result in revenue deferral;

* For all arrangements where revenue is deferred, clarify and explain the basis for your revenue recognition pattern. For example, explain why revenue for arrangements in which you lack fair value of undelivered elements is recognized after all systems and services are delivered. Explain why this revenue is not recognized as services are delivered.

As part of your response, explain how you have applied pars. 63 to
71
of SOP 97-2 to these arrangements.

5. Your disclosure on page 6 discusses how customers purchase hardware upgrades and increased network capacity subsequent to the initial sale. Tell us how you are accounting for these additional purchases of hardware and increased network capacity. Your response should address:

* Whether you consider these as separate contracts from the initial contracts;

* The timeframe of when these subsequent purchases are negotiated and agreed upon compared to the initial sale, and;

* The consideration you have given to TPA 5100.39.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Melissa Rocha at (202) 551-3854 or me at
(202)
551-3730 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


Brad Skinner
Branch Chief




Fezi Khaleghi Yazdi
Triple P N.V.
September 15, 2005
Page 4